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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Xenonics Holdings, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   984117-10-1
            --------------------------------------------------------
                                 (CUSIP Number)

                      December 30, 2004 (corrective filing)
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /       Rule 13d-1(b)
   / /       Rule 13d-1(c)
   /X/       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                     SCHEDULE 13G

CUSIP NO. 984117-10-1


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 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Selig Zises
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  / /
                                                                       (b)  / /
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 (3) SEC USE ONLY



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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                         United States



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       NUMBER OF           (5) SOLE VOTING POWER                      1,518,527*

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                            0

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                1,518,527*
      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER                       0

        WITH:
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,518,527*



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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)  / /


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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    9.4%*


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(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IN


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*This Schedule 13G/A is being filed to make certain corrective changes to the beneficial ownership table and Item 4 of the Schedule 13G filed by the Reporting Person on February 14, 2005 and to update the Reporting Person's current share ownership. See footnote in Item 4. The Reporting Person's share totals disclosed herein are as of December 6, 2005 and include 493,000 shares exercisable upon the exercise of warrants.


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Item 1(a).     Name of Issuer:

               Xenonics Holdings, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2236 Rutherford Road, Suite 123
               San Diego, California 92008

Item 2(a).     Name of Person Filing:

               Selig Zises


Item 2(b).     Address of Principal Office or, if none, Residence:

               c/o Zukerman Gore & Brandeis, LLP
               875 Third Ave.
               New York, NY 10022

Item 2(c).     Citizenship or Place of Organization:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share

Item 2(e).     CUSIP Number:

               984117-10-1

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [ ] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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Item 4.      Ownership.*

             (a)  Amount beneficially owned: 1,518,527

             (b)  Percent of class: 9.4%

             (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 1,518,527

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:

                        1,518,527

                  (iv) Shared power to dispose or to direct the disposition of: 0

*This Schedule 13G/A is being filed to make certain corrective changes to the beneficial ownership table and Item 4 of the Schedule 13G filed by the Reporting Person on February 14, 2005 (the "Original 13G") and to update the Reporting Person's current share ownership. The Original 13G incorrectly overstated the Reporting Person's share ownership by 823,323 shares by including shares beneficially owned by certain of the Reporting Person's friends and family, none of whom share the same residence as the Reporting Person, for which the Reporting Person has no investment or voting power. As of the date of the Original 13G, the Reporting Person specifically disclaims beneficial ownership of the 823,323 shares of common stock of the Issuer owned directly or indirectly by certain of the Reporting Person's friends and family: Joan Nielsen; Ellyn Bank; Lynn Zises; Jay Zises; Justin Zises; Meryl Zises; Nancy Zises; Samantha Zises; and Lara Zises, all of which have been excluded from the share totals listed above. The Reporting Person's share totals disclosed herein are as of December 6, 2005 and include 493,000 shares exercisable upon the exercise of warrants.

Item 5.      Ownership of Five Percent or Less of a Class.


             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                         SIGNATURE.


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 6, 2005



                      By: /s/ Selig Zises
                          --------------------------------------------
                          Name:  Selig Zises